Exhibit 12.1

GLOBAL SIGNAL INC.
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
(unaudited)

	For the Three Months Ended		For the Nine Months Ended
	9/30/2004	9/30/2005	9/30/2004	9/30/2005
Earnings
Pre-tax income (loss) from continuing operations before minority interest	$5,322	$(14,777)	$2,578	$(20,537)
Add: Fixed charges	9,644	40,825	28,281	80,628
Less: Capitalized interest	20	31	49	156
Total earnings	$14,946	$26,017	$30,810	$59,935
Fixed Charges
Interest expense (1)	$5,264	$24,050	$15,634	$49,293
Capitalized interest	20	31	49	156
Interest factor in rent expense	2,892	14,167	8,499	24,868
Amortization of deferred debt costs	1,468	2,577	4,099	6,311
Total fixed charges	$9,644	$40,825	$28,281	$80,628
Preferred stock dividend requirements (2)	$—	$—	$—	$—
Combined fixed charges and preferred stock dividend	$9,644	$40,825	$28,281	$80,628
Ratio of earnings to fixed charges (3)	1.55	0.64	1.09	0.74
Ratio of earnings to combined fixed charges and preferred stock dividends	1.55	0.64	1.09	0.74

(1)	Interest expense includes derivative amortization.

(2)	We did not have any preferred capital outstanding for any of the periods presented.

(3)	The shortfall of earnings to combined fixed charges for the three months ended September 30, 2005 and the nine months ended September 30, 2004 and 2005 was approximately $14.8 million and $20.7 million, respectively.